Filing Version

FIRST AMENDMENT

TO THE

LOAN DOCUMENTS

BETWEEN

POINTS INTERNATIONAL LTD. AND POINTS.COM INC.

as Borrowers

AND

ROYAL BANK OF CANADA

as Agent

AND

THE FINANCIAL INSTITUTIONS

from time to time parties hereto,
as Lenders

MADE AS OF

JUNE 3, 2020

THIS FIRST AMENDMENT TO THE LOAN DOCUMENTS (the "Amendment") is dated June 3, 2020 between Points International Ltd. (the "Parent") and Points.com Inc. (together with the Parent, the "Borrowers"), Royal Bank of Canada, as agent (the "Agent"), and the financial institutions parties hereto (collectively, the "Lenders");

WHEREAS the Borrowers entered into a credit agreement dated as of December 10, 2019 (as the same may be amended from time to time, collectively, the "Credit Agreement"), with, inter alia, the Agent and the Lenders;

AND WHEREAS the Parent entered into a pledge agreement dated as of December 10, 2019 (as the same may be amended from time to time, collectively, the "Pledge Agreement"), with the Agent;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement and the Pledge Agreement as provided herein and such amendments require the approval of the Majority Lenders;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto agree as follows:

ARTICLE 1 - AMENDMENTS

1.01 Interpretation

All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

1.02 Amendments

(1) Section 1.01 of the Credit Agreement is amended by:

(i) deleting the definition of "Obligations" and "Proportionate Share" and substituting the following therefor, as well as inserting, in alphabetical order, the additional definition set out below:

"Obligations" means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including, without limitation, any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization, whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders (and their Affiliates ), and any of them under each of the Loan Documents and any and all Lender Hedge Arrangements; provided that, notwithstanding the foregoing, "Obligations" shall not include any Excluded Hedging Obligations.  For greater certainty, all Obligations under Lender Hedge Arrangements entered into or made by any Obligor with or in favour of any Person who was a Lender or an Affiliate of a Lender, as the case may be, at the time such Lender Hedge Arrangement was entered into, shall not cease to be Obligations if such Person ceases to be a Lender or ceases to have an Affiliate which is a Lender."

"Proportionate Share" means in respect of each Lender from time to time, (a) with respect to a Credit Facility or all Credit Facilities, the percentage of each Credit Facility or of all Credit Facilities, as the case may be, which a Lender has agreed to advance to a Borrower, determined by dividing the Lender's Commitment in respect of each Credit Facility or of all Credit Facilities, as the case may be, by the aggregate of all of the Lenders' Commitments with respect to such Credit Facility or all Credit Facilities, as the case may be, and, with respect to an Advance, means the Proportionate Share of the Credit Facility under which such Advance is made, in each case net of the Commitment under the Swingline Facility and, (b) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender, which, in the case of all Lender Hedge Arrangements, shall mean all amounts due thereunder including, with respect to all such Lender Hedge Arrangements.";

(ii) deleting clause (t) of the definition of Permitted Encumbrances in its entirety and replacing it with the following:

"Encumbrances on cash and Cash Equivalents securing obligations under Hedge Arrangements provided that the aggregate notional amount applicable to all Obligors under all such Hedge Arrangements to which they are party (other than Lender Hedge Arrangements) at any time outstanding shall not exceed US$100,000,000;"

(iii) adding the following as new definitions in alphabetical order:

""Excluded Hedging Obligations" means, with respect to any Guarantor, as it relates to all or a portion of the Guarantee of such Guarantor or the grant by such Guarantor of a security interest, all liabilities and obligations under Hedge Arrangements ("Hedging Obligations") if, and to the extent that, such Hedging Obligations (or any guarantee thereof or grant of a security interest therefor) is or becomes illegal under the Commodity Exchange Act (7 U.S.C. § 1 et seq.) (the "Commodity Exchange Act") or any rule, regulation or order of the Commodity Futures Trading Commission by virtue of such Guarantor's failure for any reason to constitute an "eligible contract participant" or grant of a security interest as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor becomes effective with respect to such Hedging Obligation."; and

"Lender Hedge Arrangements" means Hedge Arrangements to which any Obligor and any Lender or its Affiliate are parties.".

(2) The first sentence in Section 14.01 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"Each of the Lenders and the Issuing Lender (and acting on behalf of its respective Affiliates parties to any Hedge Arrangements) hereby irrevocably appoints RBC as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto."

(3) Section 17.16 of the Credit Agreement is amended by adding the following to the end of the second and third sentences:

"(including in their capacity as counterparties under Hedge Arrangements))"

(4) Section 17.17 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(i) "Except as provided in section 17.17(ii) below, this Agreement and the Loan Documents shall terminate and shall be of no further effect, other than with respect to indemnities expressly stated to survive termination of this Agreement, and the Agent shall execute and deliver all discharges and termination statements requested by the Borrowers (at the expense of the Borrowers) upon repayment by the Obligors of all Obligations owing to the Agent and the Lenders and the termination of the Commitments.

(ii) The Security Documents shall continue in effect following termination of the Credit Agreement and other Loan Documents until (a) the termination of all Lender Hedge Arrangements or (b) the Borrowers and relevant Lenders enter into bilateral Security arrangements acceptable to each such party, acting reasonably. Upon 30 days' notice to each Lender with whom the Borrowers have an outstanding Lender Hedge Arrangement, the Borrowers and relevant Lenders shall then enter into bilateral Security arrangements acceptable to each such party, acting reasonably, and the Security Documents and the terms of this Amendment shall no longer apply to Lender Hedge Arrangements so secured."

(5) The following clause is added as a new Section 17.19 of the Credit Agreement:

"17.19 Electronic Imaging: The parties hereto agree that, at any time, the Agent and each Lender may convert paper records of this Agreement, the other Loan Documents and all other documentation delivered to the Agent hereunder in such capacity (each, a "Paper Record") into electronic images (each, an "Electronic Image") as part of the Agent's or Lender's, as applicable, normal business practices. The parties agree that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the contents of such document in the same manner as the original Paper Record."

(6) Section 1.01 of the Pledge Agreement is amended by deleting the definition of "Obligations" and substituting the following therefor:

""Obligations" means all of the Obligations (as defined in the Credit Agreement) of the Pledgor;".

1.03 Acknowledgement

The Borrowers acknowledge that this Amendment constitutes a Loan Document under the terms of the Credit Agreement. The Borrowers acknowledge that the other Loan Documents to which each is a party remain in full force and effect, and have not been terminated, discharged or released and constitute legal, valid and binding obligations of the Borrowers.

ARTICLE 2 - MISCELLANEOUS

2.01 Representations and Warranties.

To induce the Agent and the Lenders to enter into this Amendment, the Borrowers each make the following representations and warranties to the Agent and the Lenders:

(1) The execution, delivery and performance by the Borrowers of this Amendment have been duly authorized by all necessary action, and do not and will not:

(i) contravene the terms of any of that Borrower's Organization Documents;

(ii) conflict with or result in any material breach or contravention of any Material Contract or Material Licence; or

(iii) violate any Applicable Law,

except, in the case of clauses (ii) and (iii), to the extent any such conflict, breach, default or contravention would not reasonably be expected to result in a Material Adverse Change.

(2) No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrowers of this Amendment.

(3) This Amendment constitutes a legal, valid and binding obligation of the Borrowers, enforceable against the Borrowers in accordance with the terms hereof (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity).

(4) The Borrowers have the power and authority to execute, deliver, and perform their respective obligations under this Amendment.

(5) No Default or Event of Default has occurred and is continuing.

(6) The representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents are true and correct on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

2.02 Other Amendments

Except as expressly amended, modified and supplemented hereby, the provisions of the Credit Agreement are and shall remain in full force and effect and shall be read with this Amendment, mutatis mutandis. This Amendment shall not constitute a waiver, consent or release with respect to any provision of the Credit Agreement, a waiver of any Default or Event of Default thereunder, or a waiver or release of any of the Lenders' rights or remedies, all of which are expressly reserved. Where the terms of this Amendment are inconsistent with the terms of the Credit Agreement (prior to its amendment hereby), the terms of this Amendment shall govern to the extent of such inconsistency.

2.03 Effectiveness

Notwithstanding section 2.06 of this Amendment, the amendments set out in Article 1 of this Amendment will come into effect upon satisfaction in full of each of the following conditions, in form and substance satisfactory to the Agent:

(1) delivery to the Agent and the Lenders of a copy of this Amendment executed by the Borrowers and acknowledged by each of the Guarantors;

(2) the representations and warranties of the Borrowers in this Amendment shall be true and correct in all material respects on such date;

(3) receipt by the Agent of payment of all other fees and expenses owing to the Agent in connection herewith including reasonable legal fees; and

(4) the Agent shall have received a certificate of an officer of each Obligor attaching the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor's respective obligation under the Loan Documents and the transactions contemplated herein, and the incumbency of the officers and directors of the Obligor executing Loan Documents.

2.04 Further Assurances

The Borrowers will, from time to time, execute and deliver all such further documents and instruments, and do all acts and things as the Agent may reasonably require to effectively carry out or better evidence the full intent and meaning of this Amendment.

2.05 Binding Effect

This Amendment shall be binding upon and enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

2.06 Counterparts

This Amendment may be signed by way of appending an electronic signature of the applicable signatory each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.  This Amendment shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.

2.07 Electronic Delivery

Delivery of an executed counterpart of a signature page of this Amendment by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.

2.08 Governing Law

Section 17.04 of the Credit Agreement applies to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

POINTS INTERNATIONAL LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS.COM INC.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

Each of the Guarantors acknowledge that this Amendment constitutes a Loan Document under the terms of the Credit Agreement. Each of the undersigned Guarantors hereby reaffirms its continuing obligations owing to the Lenders under the Loan Documents to which such Guarantor is a party and agrees that (i) this Amendment shall not in any way affect the validity or enforceability of any such Loan Document, or reduce, impair or discharge the obligations of such Guarantor thereunder and (ii) the Loan Documents to which each is party, respectively, remain in full force and effect, and have not been terminated, discharged, or released and constitute legal, valid and binding obligations of each of them, respectively.

POINTS HOLDINGS LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS TRAVEL INC.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

Signature Page - First Amendment to the Credit Agreement

POINTS DEVELOPMENT US LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

POINTS INTERNATIONAL (U.S.) LTD.
by	(Signed) "Erick Georgiou"
Name: Erick Georgiou
Title: Chief Financial Officer

Signature Page - First Amendment to the Credit Agreement

AGENT:
ROYAL BANK OF CANADA, as Agent
	by	(Signed) "Helena Sadowski"
Name: Helena Sadowski
Title: Manager, Agency

Name:
Title:

Signature Page - First Amendment to the Credit Agreement

LENDERS:
ROYAL BANK OF CANADA, as Lender
	by	(Signed) "Andra Bosneaga"
Name: Andra Bosneaga
Title: Vice President

Name:
Title:

Signature Page - First Amendment to the Credit Agreement

LENDERS:
THE BANK OF NOVA SCOTIA, as Lender
	by	(Signed) "Barry Kelterborn"
Name: Barry Kelterborn
Title: Director
(Signed) "Nick Giarratano"
Name: Nick Giarratano
Title: Director, National Accounts

Signature Page - First Amendment to the Credit Agreement